FLEISCHMAN AND WALSH, L.L.P.
                              1400 Sixteenth Street, NW
                                      Suite 600
                               Washington, D.C.  20036
                                    (202) 939-7900















                                             November 4, 1994



          VIA EDGAR

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                Re: Southern Union Company (Commission File No. 1-6407)/
                    Amendment No. 12 to Schedule 13D filed by George L. Lindemann, Dr. F.B. Lindemann, Adam M. Lindemann, George Lindemann, Jr., and Sloan N. Lindemann

          Ladies and Gentlemen:

               Transmitted herewith  is one  copy of  Amendment  No. 12  to
          Schedule 13D, being filed by George L. Lindemann, Dr. F.B. Lindemann, Adam M. Lindemann, George Lindemann, Jr., and Sloan N. Lindemann (collectively, the "Reporting Persons") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Southern Union Company (the "Issuer"). This Amendment No. 12 to the Reporting Person's Schedule 13D is being made for the purpose of reflecting recent purchases.

               By copies of this letter, one (1) manually signed copy and two (2) conformed copies of this Amendment No. 12 to the Reporting Persons' Schedule 13D are being sent by overnight delivery to each of the American Stock Exchange (on which the Common Stock is listed and traded under the symbol SUG) and the Issuer.

          Securities and Exchange Commission
          November 4, 1994
          Page Two


               As required by Rule 901(d) of Regulation S-T, a conforming paper copy of this Amendment No. 12 to the Reporting Persons'
          Schedule 13D will be filed with the Commission.

                                             Yours truly,


                                             Stephen A. Bouchard

          13960.2

          Enclosures

          cc:  Michael J. Sokoll (w/encls.)
                American Stock Exchange

               Dennis K. Morgan (w/encls.)
                Vice President   Legal and Secretary
                Southern Union Company

               George L. Lindemann (w/encl.)
               Dr. F.B. Lindemann (w/encl.)
               Adam M. Lindemann (w/encl.)
               George Lindemann, Jr. (w/encl.)
               Sloan N. Lindemann (w/encl.)